

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Calvin A. Wallen, III
Chief Executive Officer
9870 Plano Road
Dallas, TX 75238

      Re: Cubic Energy, Inc.
              Form 10-K for the fiscal year ended June 30, 2010
              Filed September 28, 2010
              File No. 001-34144

Dear Mr. Wallen:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Karl Hiller
                Branch Chief